Mail Stop 3561

November 21, 2006

Mr. Gregg A. Ostrander, Chief Executive Officer
Michael Foods, Inc.
301 Carlson Parkway, Suite 400
Minnetonka, Minnesota 55305

      Re: Michael Foods, Inc.
               Form 10-K for the year ended December 31, 2005
               Filed March 23, 2006
               File No. 333-112714

Dear Mr. Ostrander:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief